UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 333-43079

Braiin Limited
(Exact name of registrant as specified in its charter)

283 Rokeby Road Subiaco, Western Australia	6008
(Address of registrant’s principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

On October 26, 2026, Braiin Limited (the “Company”) announced a major expansion of RADIUS, its AI-powered contact center as a service (CCaaS) platform.

A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Press Release dated October 26, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Braiin Limited

By:	/s/ Natraj Balasubramanian
Name:	Natraj Balasubramanian
Title:	Chief Executive Officer

Date: October 28, 2026